NOTIFICATION OF LATE FILING

Name of the Issuer: Pure Harvest Corporate Group, Inc

Check One: [ ] Annual Report [ X ] Quarterly Report [ ] Interim Report

For Period Ended: June 30, 2022

Address of Principal Executive Office (Street and Number):

7400 E. Crestline Circle, Suite 130, Greenwood Village, CO 80111

State below in reasonable detail why the Annual/Quarterly Report, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort or expense, its Disclosure Statement for the period ending June 30, 2022 (the “Disclosure Statement”). Additional time is needed for the Company to finalize its financial statements included in the Disclosure Statement and the Company seeks an extension to finalize the narrative of the Disclosure Statement so that it will properly inform investors and the public of the Company’s actions in the period ending June 30, 2022.

Anticipated Filing Date: The Company anticipates filing the Disclosure Statement for the period ending on June 30, 2022, on or by August 19, 2022.

[Please be informed that the filing of this notification grants issuers 5 additional calendar days to post a Quarterly or Interim Report and 15 calendar days to post an Annual Report.]

Person to contact in regard to this notification: Matthew Gregarek

Date: August 12, 2022

Signature: /s/ Matthew Gregarek

Name: Matthew Gregarek

Title: President